SMC CORPORATION           EXHIBIT 11
STATEMENT OF CALCULATION OF AVERAGE
COMMON SHARES OUTSTANDING

Three Months Ended March 31, 2001
Basic Earnings Per Share:
Weighted average number of shares	5,745,599
Diluted Earnings Per Share:
Weighted average number of shares	5,745,599
Stock option plan shares to be issued at prices ranging from $4.625 to $9.00 per share	-

Total Diluted Shares	5,745,599

Due to the Company’s net loss, stock options accounted for using the treasury stock method would be antidilutive.  Accordingly, 1,105,500 stock option plan shares have been excluded from the diluted net loss per share calculation for the three months ended March 31, 2001.